                                                                     EXHIBIT 3.1

                                   ARTICLE IV

                      OFFICERS & THE CHAIRMAN OF THE BOARD

         Section 1. Executive Officers and the Chairman of the Board. The executive officers of this Corporation shall be a President, one or more Vice Presidents, a Secretary and a Treasurer, all of whom shall be chosen by the Board of Directors. The Chairman of the Board and the President shall be chosen from among the directors; any person may hold two or more offices, except the offices of both President and Secretary. The Chairman of the Board shall not be an officer of the Corporation and shall be known as a Non-Executive Chairman of the Board.

         Section 5. Chairman of the Board and President. The Chairman of the Board shall not be an officer of the Corporation and therefore shall be known as a Non-Executive Chairman of the Board. The President shall be the Chief Executive Officer of the Corporation. The Board may designate a Chief Operating Officer who may be the President or a Vice President or the Treasurer. The President shall see that all orders and resolutions of the stockholders and of the Board of Directors are carried into effect, subject, however, to the right of the Board of Directors, by resolution, to delegate any specific powers (other than those which may be by statute conferred exclusively upon the President) to any other officer, director or agent of the Corporation. The Non-Executive Chairman of the Board shall be a member of all standing and other committees appointed by the Board of Directors unless excused by the Board of Directors therefrom. The President is also authorized and empowered to execute on behalf of the Corporation and to cause the seal thereof to be affixed to any and all deeds, mortgages, deeds of trust, bills of sale, security agreements, leases or other instruments conveying, encumbering or transferring any part of or the entire interest of the Corporation in and to any of its property, real, personal or mixed; also, any and all contracts, documents, acknowledgements of satisfaction, or releases of mortgages, judgments or other form of security creating instrument, or other instruments issued by the Corporation in the transaction of its business. Both the Non-Executive Chairman of the Board and the President are also authorized and shall have full authority on behalf of the Corporation to attend and to act and to vote at any meeting of the stockholders of any corporation in which the Corporation may hold stock, and in connection with such meeting each shall possess and exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such stock, including the power to sign proxies therefor. The President shall perform such other duties and exercise such other powers not in conflict with the provisions of these Bylaws as the Board of Directors may from time to time prescribe.


                                       3